Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ternium S.A.

	Nine month
	period ended
	September 30,	For the year ended December 31,
In thousands of U.S. dollars, except ratio	2010	2009	2008	2007	2006	2005
Income before equity in earnings of associated companies and income tax	1,031,483	429,305	878,922	706,782	898,480	591,885
Fixed Charges	58,798	111,407	148,889	152,241	128,123	85,658

Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—
	1,090,281	540,712	1,027,811	859,023	1,026,603	677,543

Fixed Charges

Interest expenses	55,249	105,810	136,971	142,137	112,918	81,608
Amortized premiums, discounts and capitalized expenses related to indebtedness	3,407	5,149	11,314	9,061	13,764	3,171
Preference security dividend requirement of consolidated subsidiaries	—	—	—	—	—	—
Estimate of the interest within rental expenses	142	448	604	1,043	1,441	879
	58,798	111,407	148,889	152,241	128,123	85,658

RATIO OF EARNINGS TO FIXED CHARGES	18.54	4.85	6.90	5.64	8.01	7.91